POULTON & YORDAN
                              ATTORNEYS AT LAW
___________________________________________________________________________


RICHARD T. LUDLOW

                              February 9, 2007



Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:     Pacific Health Care Organization, Inc.
                 Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 Filed on May 17, 2002
                 File No.: 000-50009


Dear Mr. Rosenberg:

     This letter is written in response to a Staff comment letter dated January 18, 2007, from your office addressed to Pacific Health Care Organization, Inc. and in follow up to our earlier correspondence of January 30, 2007. The Company has not yet completed its responses to the comment letter. The Company anticipates that it will file its responses to the comment letter on or before February 16, 2007.

     If you have any questions, or if this is unacceptable to the Staff, please contact me directly.



                                   Very truly yours,

                                   POULTON & YORDAN


                                   Richard T. Ludlow
                                   Attorney at Law